January 24, 2012

VIA EDGAR and EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Linda Cvrkel, Branch Chief

	Re:	AeroVironment, Inc.
Form 10-K for the fiscal year ended April 30, 2011
Filed June 22, 2011
File No. 001-33261

AeroVironment, Inc. (the “Company”) hereby responds to the comment letter dated January 11, 2012, related to the above-referenced filings, as follows. Each SEC staff comment is repeated for reference, followed by the Company’s response.

Annual Report on Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 52

Revenue Recognition, page 54

1.  We note from in your Critical Accounting Policies discussion on page 54 that revenue and profits on fixed-price contracts are recognized using the percentage-of-completion method of accounting. We also note that you review cost performance and estimates to complete at least quarterly and in many cases more frequently and that the impact of revisions in profit estimates for all types of contracts are recognized on a cumulative catch-up basis in the period in which the revisions are made. We further note from the discussion on page 34 of your Annual Report on Form 10-K that fixed-price contracts represented approximately 69% of your revenue for the fiscal year ended April 30, 2011.

Given that a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect the profitability of your business at both the segment level and on a consolidated basis. Pursuant to ASC 250-10-50-4, please revise the notes to your financial statements to quantify the impact of changes in estimates on your results of operations for each period presented and provide an analysis of the underlying reasons for the changes in estimates.  With regard to segment level disclosure, you should revise to provide this disclosure when such changes materially impact a segment’s measure of profit. As part of your response, please provide us with a copy of your intended revised disclosure.

RESPONSE:

As noted in the Critical Accounting Policies and Estimates discussion in the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2011 (the “10-K”), significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period and material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business, market conditions or other factors. Management judgments and estimates have been applied consistently and have been reliable historically.  The Company believes that there are two key factors which impact the reliability of management’s estimates.  The first of those key factors is that the terms of the Company’s contracts are typically less than six months.  The short-term nature of such contracts reduces the risk that material changes in accounting estimates will occur on the basis of market conditions or other factors.  The second key factor is that the Company has hundreds of contracts in any given accounting period, which reduces the risk that any one change in an accounting estimate on one or several contracts would have a material impact on the Company’s consolidated financial statements or its two reporting segments’ measures of profit.

As disclosed in the 10-K, the Company reviews cost performance and estimates to complete at least quarterly and in many cases more frequently. Adjustments to original estimates for a contract’s revenue, estimated costs at completion and estimated profit or loss are often required as work progresses under a contract, as experience is gained and as more information is obtained.  The impact of revisions in profit estimates for all types of contracts is recognized on a cumulative catch-up basis in the period in which the revisions are made.

During the fiscal years ending April 30, 2011, 2010, and 2009, respectively, the Company’s changes in accounting estimates on its contracts occurred in the ordinary course of accounting and were not material to the Company’s consolidated financial statements, income from continuing operations, net income, or earnings per share or its two reporting segments’ measure of profit. In addition, none of the changes of estimates are reasonably certain to have a material effect in later periods.  Therefore, pursuant to ASC 250-10-50-4, disclosures quantifying the impact and underlying reasons of such changes were not required.  However, if, in future reporting periods, changes in accounting estimates are material, then the Company will provide disclosure to quantify the impact of changes in estimates on the Company’s consolidated financial statements, income from continuing operations, net income and earnings per share for each period presented and provide an analysis of the underlying reasons for the changes in estimates.

Results of Operations, page 57

Costs of Sales, pages 58 and 59

2.  We note that your discussion of costs of sales and changes in costs of sales provided in MD&A for all periods presented in your financial statements is relatively limited in spite of the fact that such costs comprise a significant portion of the Company’s total operating expenses. In light of the overall significance of such costs and their resultant impact on the Company’s profitability levels on both a consolidated basis as well as at the segment level, please significantly expand your discussion of cost of sales to address the following:

•     the facts and circumstances responsible for changes in the levels of both costs of sales associated with product sales and contract services during all periods presented and

•     the facts and circumstances responsible for changes in the level of costs of sales associated with both your UAS segment and your EES segment.

Your revised discussion should quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary from period to period. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant gross profits. In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). As part of your response, please provide us with your intended disclosures.

RESPONSE:

The Company respectfully notes that, despite the fact that cost of sales comprise a significant portion of the Company’s total operating expenses, the Company believes the discussion in MD&A for gross margin provided appropriate explanation for the overall changes related to the Company’s cost of sales.  However, in an effort to address the Staff’s concern for increased disclosure and transparency below are the Company’s revised disclosures for the discussion of cost of sales and the changes in cost of sales provided in MD&A for all periods presented in the Company’s 10-K.  The Company respectfully requests that the Staff consider allowing the Company to provide expanded disclosure on a prospective basis, beginning with the Company’s Quarterly Report on Form 10-Q for the three and nine months end January 28, 2012 (expected to be filed in early March of 2012), rather than incurring time, cost and effort to amend the 10-K.  The Company believes expanded disclosure on a prospective basis is appropriate since the Company does not believe the information below is material to investors given the information disclosed in MD&A for gross margin.

Fiscal Year Ended April 30, 2011 Compared to Fiscal Year Ended April 30, 2010

Cost of Sales.    Cost of sales for the fiscal year ended April 30, 2011 was $175.4 million, as compared to $152.7 million for the fiscal year ended April 30, 2010, representing an increase of $22.7 million, or 15%, including an impairment charge of $2.0 million on certain long-lived assets related to the Global Observer contract. For additional information regarding the impairment charge, please see Note 5 to our consolidated financial statements, which are included in Item 8, “Financial Statements and Supplementary Data” of this Form 10-K. ~~The increase in cost of sales was caused by higher UAS cost of sales of $11.2 million and EES cost of sales of $11.4 million.~~  As a percentage of revenue, cost of sales decreased from 61% to 60%.  UAS cost of sales increased $11.2 million, or 8%, to $150.3 million for the fiscal year ended April 30, 2011, primarily due to increased sales volume.  As a percentage of revenue, cost of sales for UAS decreased from 62% to 60%, primarily due to a higher amount of fixed-price contract revenue compared to cost-reimbursable contract revenue.  EES cost of sales increased $11.4 million, or 84%, to $25.1 million for the fiscal year ended April 30, 2011, primarily due to increased sales volume.  As a percentage of revenue, cost of sales for EES increased from 54% to 59%, primarily due to increased manufacturing and engineering overhead costs due to the delivery of new products.

Fiscal Year Ended April 30, 2010 Compared to Fiscal Year Ended April 30, 2009

Cost of Sales.    Cost of sales for the fiscal year ended April 30, 2010 was $152.7 million, as compared to $159.1 million for the fiscal year ended April 30, 2009, representing a decrease of $6.4 million, or 4%. ~~The decrease in cost of sales was caused by lower EES cost of sales of $5.0 million and UAS cost of sales of $1.4 million.~~  As a percentage of revenue, cost of sales decreased from 64% to 61%.  UAS cost of sales decreased $1.4 million, or 1%, to $139.0 million for the fiscal year ended April 30, 2010.  As a percentage of revenue, cost of sales for UAS decreased from 66% to 62%, primarily due to a higher amount of fixed-price contract revenue compared to cost-reimbursable contract revenue.  EES cost of sales decreased $5.0 million, or 27%, to $13.7 million for the fiscal year ended April 30, 2010, primarily due to decreased sales volume.  As a percentage of revenue, cost of sales for EES increased from 51% to 54%, primarily due to lower absorption of manufacturing and engineering overhead costs with lower sales volume.

The Company hereby acknowledges the following:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (626) 357-9983 x252 or, in my absence, Leslie R. Ravestein, Vice President and Corporate Counsel of the Company, at (626) 357-9983 x544.

Sincerely,

/s/ Jikun Kim
Jikun Kim
Senior Vice President and Chief Financial Officer

cc:
Brian Ring, Ernst & Young LLP